Exhibit 12.1

Perrigo Company

Ratio of Earnings to Fixed Charges

(in millions)

	Fiscal Year 2014	Fiscal Year 2013	Fiscal Year 2012	Fiscal Year 2011	Fiscal Year 2010
Earnings:
Income from continuing operations before income taxes	$272.6	$607.7	$512.0	$450.6	$308.6
Fixed charges	117.1	79.2	72.6	51.3	35.5

Earnings	$389.7	$686.9	$584.6	$501.9	$344.1

Fixed Charges:
Interest expense (1)	$105.6	$70.0	$64.7	$44.3	$29.7
Rent interest component	11.5	9.2	7.9	7.0	5.9

Fixed charges	$117.1	$79.2	$72.6	$51.3	$35.6

Ratio of Earnings to Fixed Charges	3.3	8.7	8.1	9.8	9.7

(1) Interest Expense on indebtedness	$88.2	$66.5	$61.6	$42.3	$28.3
Plus: Amortization of deferred financing fees and other related items	17.4	3.5	3.1	2.0	1.4

Interest Expense	$105.6	$70.0	$64.7	$44.3	$29.7